Business Name [illegible]

Signature Page for a Secretary of State Business Filing

[illegible] page must be completed, scanned, and attached to any business filing where any of the following [illegible]:

- [illegible] party signs the digital form on behalf of [illegible]
- An attorney's signature is required (Articles of Incorporation for Corporation, Nonprofit Corporation, and Benefit Corporation)

Official Signatures

(Officer, Incorporator, Director, Agent, Partner, etc.)
Required for forms where the signer is not present upon online submission and a [illegible] party is [illegible] signing on their behalf. If the provided space is not enough, please attach multiple pages.

[illegible]
Name

6 / [illegible]
Date

Signature

[illegible]
Title / Position

Henri Thompson
Name

6-4-18
Date

Signature

Director.
Title / Position

Jordan Gitterman
Name

6/6/18
Date

Signature

Director
Title / Position

Name

DIRECTOR 7/6/18
Date

Signature

Title / Position

Attorney Signature

Required for forms that implicitly state that an attorney must sign (Articles of Incorporation for Corporation, Nonprofit Corporation, and Benefit Corporation)

I, ______________________________ an attorney licensed to practice in the state of South Carolina, certify that the corporation, to whose articles of incorporation this certificate is attached, has complied with the requirements of Chapter 2, Title 33 of the 1976 South Carolina Code of Laws, as amended, related to the articles of incorporation.

Attorney Signature

Date

Scan and Upload this document to the Business Filing System during the filing process.
File must be in PDF Format.